UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

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☐	Preliminary Proxy Statement

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☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

USA Technologies, Inc.

(Name of Registrant as Specified In Its Charter)

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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EXPLANATORY NOTE

This proxy statement supplement (this “Proxy Supplement”) is being filed to update certain information for one of the Nominees contained in the definitive proxy statement filed by Hudson Executive Capital LP (“Hudson Executive”) and certain of its affiliates with the Securities and Exchange Commission on December 9, 2019 and as amended on February 11, 2020 (the “Definitive Proxy Statement”).

The disclosure contained in this Proxy Supplement reflects Lisa P. Baird’s new role as Commissioner of the National Women’s Soccer League beginning on March 10, 2020.

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

SUPPLEMENT NO. 2 TO PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

OF

USA TECHNOLOGIES, INC.

This Proxy Supplement is being furnished to shareholders of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Company”), by Hudson Executive, HEC Management GP LLC (“HEC Management”), HEC Master Fund LP (“Hudson Master Fund”), HEC SPV IV LP (“SPV IV,” together with Hudson Master Fund, the “HEC Funds”), and Douglas L. Braunstein (Mr. Braunstein, collectively with Hudson Executive, HEC Management and the HEC Funds, “Hudson,” “we,” “our” or “us”) and their nominees in connection with the solicitation of proxies from the holders (the “Shareholders”) of common stock, no par value, of the Company (the “Common Stock”) and Series A convertible preferred stock, no par value, of the Company (the “Series A Preferred Stock”) in connection with the annual meeting of Shareholders scheduled to be held on Thursday, April 30, 2020 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof, the “Annual Meeting”).

This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. All page references in the information below are to the pages in the Definitive Proxy Statement, and defined terms used but not defined below have the meanings ascribed to them in the Definitive Proxy Statement. This Proxy Supplement does not change the proposals to be acted upon at the Annual Meeting, which are described in the Definitive Proxy Statement. Except as updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote by proxy or in person at the Annual Meeting. To the extent that information in this supplement differs from or updates information contained in the Definitive Proxy Statement, the information in this supplement shall supersede or supplement the information in the Definitive Proxy Statement. If you have already submitted your proxy, you do not need to take any action unless you wish to change your vote.

SUPPLEMENTAL DISCLOSURES TO THE DEFINITIVE PROXY STATEMENT

1.	The information in the row for Lisa P. Baird on page 21, continuing onto page 22, in the Definitive Proxy Statement is amended and restated as follows:

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years

Lisa P. Baird (58)	c/o Hudson Executive Capital, LP, 570 Lexington Avenue, 35th Floor, New York, NY 10022	Lisa P. Baird was named Commissioner of the National Women’s Soccer League, a women’s professional soccer league, beginning on March 10, 2020. From 2018 to 2020, Ms. Baird served as the Chief Marketing Officer for New York Public Radio (NYPR), America’s most listened-to public radio station and a leading podcast producer, where she oversaw marketing, membership, sponsorship and communications. From 2009 to 2018, Ms. Baird served as Chief Marketing Officer of the United States Olympic and Paralympic Committee (USOPC), the 501(c)(3) tasked with stewarding the Olympic Movement in the U.S. In this role, she oversaw marketing, media and revenue supporting US national governing bodies and the Olympic and Paralympic Teams. Ms. Baird has extensive experience in branding, development and marketing for several Fortune 50 companies, including IBM, General Motors, Warner-Lambert Company, Bristol-Myers Squibb Company, Johnson & Johnson Consumer Products, and

the Procter & Gamble Company. She currently serves as a Director on the Board of Elite Sportswear, L.P., a global leader in gymnastics, swim and spirit competition apparel, and Fox Head Inc., an action sports apparel and gear manufacturer. She served as a Director on the Board of Soundview Paper Company, LLC, a consumer paper products company, from 2018 to 2019.

Ms. Baird earned an A.B. in English from Penn State University (1982) where she also earned an MBA from The Smeal College of Business (1984).

Ms. Baird has strong marketing and operating experience and a proven record of creating, building, enhancing and leading well-known brands as a result of the leadership positions she has held.

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If you need another copy of the Definitive Proxy Statement, please contact our proxy solicitor, Innisfree M&A Incorporated, at its address and toll-free numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York NY 10022

Shareholders call toll-free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

This Proxy Supplement and the Definitive Proxy Statement are available at no charge at:

http://www.innisfreema.com/annual/USAT/